EXHIBIT 99.1

For Immediate Release 22-39-TR	Date:	June 28, 2022

Teck to Release Second Quarter 2022 Results on July 27, 2022

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its second quarter 2022 earnings results before market open on Wednesday, July 27, 2022.

A webcast to review the results will be held as follows:

Date:	Wednesday, July 27, 2022
Time:	8:00 a.m. PT / 11:00 a.m. ET
Listen-Only Webcast:	teck.com
Dial In for Investor & Analyst Q&A:	416.340.2217 or 1.800.806.5484
Quote 3178356, if requested

An archive of the webcast will be available at teck.com within 24 hours.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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